Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

March 2, 2017

VIA EDGAR & EMAIL DELIVERY (MCMANUSK@SEC.GOV)

Filer Desk – Mail Stop 3233

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN:	Kim McManus, Senior Attorney Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 41

Filed February 21, 2017

File No. 024-10496

Dear Ms. McManus:

Groundfloor Finance Inc. (the “Company”) provides the following response to the comment letter dated March 1, 2017 (the “Comment Letter”) regarding Post-Qualification Amendment No. 41 to the Offering Statement on Form 1-A referenced in the subject line above. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, with the Staff’s comment presented in italics. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

1.	We note the disclosure in your offering circular supplement, filed January 19, 2017, that on January 11, 2017, you entered into a promissory note and security agreement with ISB pursuant to which, among other things, you granted to ISB a first priority security interest in all of your assets, subject to certain exceptions, including any Loans for which a series of LROs has been issued. Please tell us how this security interest impacts Groundfloor Finance’s interest in the Loans and the terms of the LROs corresponding to such Loans.

The Company respectfully informs the Staff that Loans for which LROs have been issued are an explicit exception to the security interest granted in favor of ISB Development Corp. (“ISB”) under the promissory note and security agreement dated January 22, 2017, in addition to any assets serving as collateral for the previously disclosed credit facility with Revolver, LLC and the Company’s equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs. Therefore, ISB has no rights as a secured party with respect to Loans for which LROs have been issued.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely, /s/ Nick Bhargava Nick Bhargava Director, Secretary, and Executive Vice President, Legal & Regulatory Groundfloor Finance Inc.

cc:	Securities and Exchange Commission

Brian Hough

Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Benji T. Jones

Jason L. Martinez